UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13E-3

(Amendment No. 4)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CALLWAVE, INC.

(Name of Issuer and Persons Filing Statement)

Common Stock

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 W. Canon Perdido Street, Ste. C

Santa Barbara, CA 93101

(805) 690-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Ste. B

Santa Barbara, CA 93101

(805) 966-2440

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☒

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$ 12,176,183.00	$679.43

*	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 10,587,986 shares of common stock for $0.0001 par value and a price of $1.15 per share in cash in lieu of issuing fractional shares to holders of less than one share of common stock immediately after the proposed reverse stock split and immediately before the proposed forward stock split.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. The Company filed in connection with the going private transaction described herein a Schedule TO on May 5, 2009.

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2009 (as amended to date, the “Schedule 13E-3”) by CallWave, Inc., a Delaware corporation (the “Company”). Concurrently with the filing of the Amendment No. 3 to the Schedule 13E-3 on June 9, 2009, the Company filed its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). The information contained in the Proxy Statement is incorporated herein by reference. This Amendment is being filed to report the results of the 1-for-5,000 reverse stock split (the “Reverse Split”) followed immediately by a 5,000-for-1 forward stock split (the “Forward Split”) of the Company’s common stock (collectively, the “Transaction”).

Stockholders holding shares of the Company’s common stock representing the required majority votes approved both the Reverse Split and Forward Split at a special meeting of the Company’s stockholders held on June 29, 2009. On that same date, the Company filed Certificates of Amendment with the Secretary of State of the State of Delaware to effect both the Reverse Split and Forward Split. As a result of the effectiveness of the Transaction, as of the close of business on June 29, 2009 (the “Effective Time”), (i) stockholders owning fewer than 5,000 shares of Company’s common stock immediately prior to the Effective Time will receive cash at a price of $1.15 per share owned by such stockholders prior to the Effective Time and (ii) stockholders owning 5,000 or more shares of Company’s common stock immediately prior to the Effective Time own the same number of shares of Company’s common stock as they did immediately prior to the Effective Time.

Based on the information available to the Company, the Transaction reduced the number of record holders of the Company’s common stock to fewer than 300. The Company filed a Form 25 with the SEC on June 19, 2009 to terminate its listing on The NASDAQ Global Market and terminate registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also filed a Form 15 with the SEC on June 29, 2009 to terminate registration of the Company’s common stock under Section 12(g) of the Exchange Act and suspend its reporting obligations thereunder. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, was suspended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins
Its President and Chief Executive Officer

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